Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123742

PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus dated June 17, 2005)

[TRIPOS LOGO]

867,371 Shares

Tripos, Inc.

Common Stock

        This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated June 17, 2005 with respect to the resale of up to 867,371 shares of common stock by the selling stockholders named therein

On October 26, 2005, the Company filed a Current Report on Form 8-K containing its quarterly earnings release and related information. The Form 8-K is attached hereto.

         Neither the Securities and E exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 28, 2005.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

October 26, 2005

Date of Report (Date of earliest event reported)

Tripos, Inc.

(Exact name of registrant as specified in its charter)

Utah	0-23666	43-1454986
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1699 South Hanley Rd., St. Louis, MO   63144

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:

(314) 647-1099

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Exhibit Index on Page 3

Item 2.02. Information Provided Under Item 2.02 Results of Operations and Financial Condition

The following information is furnished pursuant to Item 2.02, Results of Operations and Financial Condition.

On October 26, 2005, Tripos, Inc. issued a press release announcing its financial results for the third quarter ended September 30, 2005. A copy of Tripos, Inc.'s press release is incorporated herein by reference and is furnished as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits

Exhibits

99.1 Press release dated October 26, 2005, issued by Tripos, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPOS, INC.

By: /s/ B. James Rubin

B. James Rubin

Sr. Vice President

Chief Financial Officer

Date: October 26, 2005

INDEX TO EXHIBITS

Exhibit No. Description

99.1 Press release dated October 26, 2005, issued by Tripos, Inc.

Contacts:

Tripos, Inc.

Jim Rubin

Chief Financial Officer

(314) 647-8837

Waggener Edstrom Worldwide Bioscience

Lisa Osborne

Account Director

(202) 326-0793

lisao@wagged.com

For Release 6 a.m. EDT

Oct. 26, 2005

Tripos Reports Third-Quarter 2005 Financial Results

ST. LOUIS -- Oct. 26, 2005 -- Tripos, Inc. (Nasdaq: TRPS), a leading provider of drug discovery chemistry and informatics products and services, today announced financial results for the third quarter of 2005.

The results for the three months ending Sept. 30, 2005, were as follows:

  Tripos posted revenues of $13.2 million compared with the previous year's third-quarter revenues of $16.1 million.
  Operating loss was $256,000, compared with an operating profit of $735,000 in the third quarter of 2004.
  Pretax loss was $617,000, compared with pretax income of $367,000 for the same period in 2004.
  Net loss was $34,000, or $0.00 per basic share. This is compared with net loss of $145,000, or $0.02 per basic share, for the third quarter of 2004.

The results for the nine months ending Sept. 30, 2005, were as follows:

  Tripos posted revenues of $41.6 million, compared with the previous year's first nine-month revenues of $47.5 million.
  Operating loss was $76,000, compared with an operating profit of $1.5 million in the first nine months of 2004.
  Pretax loss was $1.2 million, compared with pretax income of $721,000 for the same period in 2004.
  Net income was $1.4 million, or $0.14 per basic and diluted share. This is compared with a net loss of $14,000 or $0.00 per basic share, for the first nine months of 2004. The nine-month period in 2005 was positively impacted by R&D tax credits in the U.K. that generated tax benefits of approximately $2.6 million.

"Our financial results for the quarter were principally affected by the anticipated reduction in revenues from our Pfizer chemical compound file enrichment contract," said Dr. John P. McAlister, president and CEO of Tripos. "We believe the investments we have made in new product and technology development will be important contributors to the business going forward."

"Our focus this quarter and thus far this year has been on building the strategic initiatives necessary for long-term success in this business. The way in which scientists work is changing, and we believe our new Benchware® and LeadDiscovery offerings demonstrate how Tripos uses technology, scientific acumen and customer know-how to develop industry-leading solutions," continued Dr. McAlister. "Benchware, our new enterprisewide informatics offering, is anchored in the roots of laboratory research, equipping scientists with tools to do their research more efficiently and effectively, while offering companies unparalleled collaboration and cost-savings potential. Our new Discovery Research offering, LeadDiscovery, focuses on creating early-stage lead compounds in important therapeutic areas for our customers and generates opportunities for follow-on research collaborations."

Third-Quarter Operational Highlights

The following strategic initiatives and new products were announced during the third quarter:

  Tripos and CambridgeSoft Corporation formed a technology and co-marketing alliance to benefit drug discovery research by creating integrated laboratory informatics solutions. The alliance ensures compatibility between Tripos' Benchware suite of laboratory informatics products and the latest versions of CambridgeSoft's ChemOffice® application suite.
  French pharmaceutical company Servier chose Tripos as its chemistry partner to help search for potential new drugs. Based on a successful previous partnership, Servier will again team with Tripos to utilize its ChemSpace® and LeadHopping® proprietary technologies and integrated knowledge-driven chemistry processes to identify additional novel chemistries against the same targets.
  Tripos introduced its LeadDiscovery program, designed to accelerate drug discovery processes and develop novel leads for its pharmaceutical and biotechnology customers. The proprietary compound sets contain novel, selective inhibitors with demonstrated potency and selectivity, and have the potential to generate new intellectual property for customers.
  Tripos and Elsevier MDL joined forces in a strategic alliance to provide integrated solutions and a powerful discovery informatics platform for their joint customers. The agreement strengthens the integration between their respective software products, including new-generation MDL® Isentris® technology and Tripos' Benchware suite of laboratory informatics.
  Tripos released version 7.1 of SYBYL®, its popular molecular modeling environment for drug discovery research. The SYBYL 7.1 suite now includes GALAHAD™ , a new module based on a sophisticated new genetic algorithm to assist researchers in developing pharmacophore hypotheses and structural alignments.
  Tripos launched its new laboratory informatics products suite, Benchware, specifically designed to meet the needs of today's laboratory chemists. These applications are used by laboratory researchers to support chemical synthesis and testing decisions; digitally store, search and retrieve research information; and share experimental results with project team members, including computational scientists.
  Tripos deployed its Enterprise Chemical Information Management System (ECIMS) to more than 250 users at Schering AG's sites in the U.S. and Germany. Built on an electronic laboratory notebook platform, the ECIMS solution stores chemical data and provides support for planning, synthesis and logistics of all compounds.

Webcast Information

Tripos will host a conference call and webcast today at 10 a.m. EDT to discuss these financial results in detail. Those who want to participate in the webcast should visit the Tripos Web site at http://www.tripos.com. An archived copy of the Tripos webcast will be available beginning at 1 p.m. EDT today, and will remain on the Tripos Web site through Nov. 26.

About Tripos, Inc.

Tripos (Nasdaq: TRPS) combines leading-edge technology and innovative science to deliver consistently superior, chemistry-research products and services for the biotechnology, pharmaceutical and other life science industries. Within Tripos' Discovery Informatics (DI) business, the company provides software products and consulting services to develop, manage, analyze and share critical drug discovery information. Within Tripos' Discovery Research (DR) business, Tripos' medicinal chemists and research scientists partner directly with clients in their research initiatives, leveraging state-of-the-art information technologies and research facilities. Headquartered in St. Louis, Mo., Tripos spans the world with global research operations and an international client base. Further information on Tripos can be found at http://www.tripos.com.

# # #

Tripos and the Tripos logo are registered trademarks of Tripos, Inc., and/or its affiliates in the United States and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.

This press release may contain certain statements that are forward-looking and involve risks and uncertainties. Words such as "expects," "anticipates," "projects," "estimates," "intends," "plans," "believes," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on current expectations and projections made by management and are not guarantees of future performance. Therefore, actual events, outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. We have identified certain factors that could cause actual results to differ materially from the forward-looking statements in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, and our Current Reports on Form 8-K. Except as otherwise required under federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Tripos, Inc.

Condensed Results of Operations

(in thousands, except per-share data)

Unaudited

	Three Months Ended		Nine Months Ended
	30 Sept. 05	30 Sept. 04	30 Sept. 05	30 Sept. 04
Net sales
Discovery informatics products & support	$ 6,618	$ 6,005	$ 18,730	$ 18,225
Discovery informatics services	716	1,247	1,964	2,681
Discovery research products and services	5,821	8,824	20,842	26,459
Hardware	10	24	31	98
Total net sales	13,165	16,100	41,567	47,463

Cost of sales	6,067	8,333	20,860	23,435
Gross profit	7,098	7,767	20,707	24,028

Operating expenses
Sales and marketing	2,556	3,089	8,186	9,464
Research and development	2,898	2,140	6,810	7,433
General and administrative	1,900	1,803	5,787	5,585
Total operating expenses	7,354	7,032	20,783	22,482

Income (loss) from operations	(256)	735	(76)	1,546

Interest Expense	(478)	(301)	(1,259)	(820)
Other income (loss), net	117	(67)	146	(5)
Income (loss) before income taxes	(617)	367	(1,189)	721

Income tax expense (benefit)	(583)	512	(2,633)	735
Net income (loss)	$ (34)	$ (145)	$ 1,444	$ (14)

Basic income (loss) per share	$ (0.00)	$ (0.02)	$ 0.14	$ (0.00)
Diluted income (loss) per share	$ (0.00)	$ (0.02)	$ 0.14	$ (0.00)
Basic weighted average shares	10,114	9,290	10,088	9,170
Diluted shares outstanding	10,114	9,290	10,132	9,170

Tripos, Inc.

Consolidated Balance Sheets

(in thousands)

	30 Sept. 05	31 Dec. 04
	Unaudited
Assets:
Current assets:
Cash and cash equivalents	$ 3,566	$ 4,171
Marketable securities	--	341
Accounts receivable	9,301	15,666
Inventory	8,080	12,007
Deferred income taxes	--	29
Prepaid expenses	5,183	5,603
Total current assets	26,130	37,817
Property and equipment, less accumulated depreciation	28,354	30,672
Capitalized development costs, net	3,541	2,159
Goodwill	5,273	965
Investments recorded at cost	1,710	1,397
Deferred income taxes	--	--
Intangible & other assets, net	3,675	112
Total assets	$ 68,683	$ 73,122

Liabilities and shareholders' equity:
Current liabilities:
Current portion of long-term debt and capital leases	$ 5,528	$ 8,203
Accounts payable	1,114	1,796
Accrued expenses	3,283	8,950
Deferred revenue	15,677	21,945
Deferred income taxes	281	--
Total current liabilities	25,883	40,894
Long-term portion of capital leases	2,017	2,653
Long-term debt	6,595	--
Deferred income taxes	--	1,709
Shareholders' equity
Common stock	101	94
Additional paid-in capital	41,332	37,394
Retained earnings (deficit)	(6,646)	(8,089)
Other comprehensive income (deficit)	(599)	(1,533)
Total shareholders' equity	34,188	27,866
Total liabilities and shareholders' equity	$ 68,683	$ 73,122